
06013835

Fair to cloudy:
The first quarter

Earnings Data		1-3/2005	1-3/2006	Chg. in %	Year-end 2005
Revenues	in € mill.	333.8	383.9	+15	1,954.6
EBITDA	in € mill.	54.3	55.6	+2	428.4
EBIT	in € mill.	16.1	16.1	0	270.3
Profit before tax	in € mill.	10.3	6.5	-37	251.3
Profit after tax	in € mill.	9.3	4.9	-47	196.4
Adjusted earnings per share [1]	in €	0.13	0.08	-38	2.67
Free cash flow [2]	in € mill.	-112.2	-81.4	+27	223.8
Maintenance capex	in € mill.	19.1	23.7	+24	88.2
Growth investments	in € mill.	32.9	72.2	+119	250.5

Balance Sheet Data		31.12.2005	31.3.2006	Chg. in %
Equity [3]	in € mill.	1,483.1	1,472.3	-1
Net debt	in € mill.	934.4	1,086.5	+16
Capital employed	in € mill.	2,289.4	2,425.9	+6
Balance sheet total	in € mill.	3,269.6	3,369.7	+3
Gearing	in %	63.0	73.8	-
Employees [4]		13,327	12,971	-3

Stock Exchange Data		1-12/2005	1-3/2006	Chg. in %
Share price high	in €	39.10	42.35	+8
Share price low	in €	28.12	32.70	+16
Share price at end of period	in €	33.80	41.50	+23
Shares outstanding (weigthed) [5]	in 1,000	73,196	73,233	0
Market capitalization (end of period)	in € mill.	2,506.9	3,078.0	+23

Segments 1-3/2006 *in € mill. and %*	Central-East Europe		Central-West Europe		North-West Europe		USA		Investments and Other [6]	
Revenues	70.0	*(+10)*	62.1	*(+15)*	176.7	*(+17)*	80.0	*(+17)*	-4.9	*(-53)*
EBITDA	9.7	*(-32)*	3.9	*(+56)*	32.6	*(+11)*	14.3	*(+21)*	-4.9	*(-42)*
EBIT	-3.0	*(>100)*	-4.3	*(-14)*	18.8	*(+21)*	10.4	*(+22)*	-5.8	*(-38)*
Total investments	43.1	*(+70)*	10.8	*(+80)*	34.7	*(>100)*	7.5	*(+9)*	-0.2	*(>100)*
Capital employed	633.9	*(+18)*	420.4	*(+11)*	1,004.9	*(+8)*	344.4	*(+15)*	22.3	*(-49)*
Employees	4,549	*(-5)*	1,956	*(+13)*	4,172	*(-1)*	2,125	*(-1)*	169	*(+17)*

1) Before amortization of goodwill and excluding non-recurring income and expenses
2) Cash flow from operating activities minus cash flow from investing activities plus growth investments
3) Equity including minority interest
4) Average number of employees for the period
5) Adjusted for treasury stock
6) Including Group eliminations and holding company costs, negative revenues are due to the offset of inter-company sales in this segment

Note: in the table of segment data, changes in % to the prior year are shown in brackets

Chief Executive's Review

Dear Shareholders,

Wienerberger remains focused on growth in 2006. Group revenues for the first three months rose by an impressive 15% to € 383.9 million despite an unusually severe winter in large parts of Europe. This development again demonstrates the success of our expansion strategy. Significantly higher energy costs and price increases that took effect only during the first quarter of 2006 allowed an improvement of not more than 2% in EBITDA to € 55.6 million, while EBIT remained stable at € 16.1 million. However, I would like to note that we normally generate less than 20% of annual revenues and less than 15% of EBITDA during the first three months of the year because of the seasonal nature of business in the construction industry. In Central-East Europe higher energy costs triggered a decline in earnings, and price increases were only implemented toward the end of the quarter. In Poland and Hungary sales volumes rose by a sizeable amount, but the Czech Republic recorded a decline because of the bad weather. Substantial sales volume growth in Germany over the past three months provides grounds for optimism, but it remains to be seen whether this trend will continue throughout the entire year. Belgium, France, the Netherlands and Great Britain reported significant improvement in revenues and earnings. This development was supported primarily by higher sales volumes and earlier implemented price increases. In the USA Wienerberger sold slightly more volume and was able to raise prices by a substantial amount.



Wolfgang Reithofer,
CEO of Wienerberger AG

Improved economic climate expected for 2006

For 2006 I expect much better economic conditions compared with 2005. Energy costs are forecasted to rise by roughly € 45 million over the previous year, but we should be able to largely offset these higher expenses through the adjustments that were made to selling prices during the last three months. Furthermore, the Wienerberger Group had secured 48% of required gas supplies for the current year by the end of April at prices that are below the calculation basis for this estimated € 45 million. A further 23% of our required energy supplies are purchased on regulated markets in Eastern Europe.

Increased signs of recovery in Germany, USA remains strong

We were able to generate two-digit sales volume growth in Poland and Hungary during the first quarter of this year. In the other markets of Eastern Europe new residential construction is forecasted to also show steady development, and I anticipate further strong improvement above all in Romania. In Western Europe we look forward to a positive or at least stable trend. In Germany the signs of economic recovery are increasing, and construction activity could benefit from advance purchases as well as the expiration of a federal subsidy for first-time home builders in 2006. Our sales volumes of hollow bricks on the German market showed a substantial rise for the first time in March. In Belgium and France I expect new residential construction will remain strong, and also the Netherlands should record moderate growth. Housing starts are forecasted to remain stable in Great Britain, and our sales volumes in the USA are not expected to weaken over the next months even if housing starts should show a slight overall decline.

Optimistic outlook for 2006, goal: +10% intact and realistic

The Wienerberger management team and our employees are focused on growth, and we are pursuing a large number of bolt-on projects in all regions. We plan to invest at least € 250 million in this program during 2006. From the current point of view, the major part of this capex will be directed toward the construction of new plants and the expansion of capacity. We are also evaluating larger acquisitions, but will only complete these transactions if they are interesting from a strategic standpoint and, above all, create value. We used opportunities in 2005 to further optimize our production capacity and cost structures. Based on the current development of earnings – especially during the month of March when we achieved noticeable growth rates – I am optimistic that we will be able to meet our goal to increase earnings by 10% in 2006.

Financial Review

Revenues and EBITDA

as a % of 100


100
90
80
70
60
50
40
30
20
10
0
Q4 24%
22%
Q4
Q4 25%
22%
Q4
Q3 28%
32%
Q3
Q3 28%
31%
Q3
Q2 30%
33%
Q2
Q2 30%
34%
Q2
Q1 18%
13%
Q1
Q1 17%
13%
Q1
2004
2005
Revenues
EBITDA

Revenues Q1

in € million


312.3
333.8
383.9
400
350
300
250
200
150
100
50
0
2004
2005
2006

EBITDA Q1

in € million


51.9
54.3
55.6
60
50
40
30
20
10
0
2004
2005
2006

Earnings

Wienerberger recorded a two-digit top line growth for the first quarter despite a harsh winter throughout large parts of Europe. However, the development of earnings was negatively influenced by significantly higher energy costs compared to the first three months of the previous year as well as price increases that were only implemented throughout the quarter. The Group was nevertheless able to record further improvement in EBITDA, and operating earnings remained stable. The first quarter has little predictive value for the full year in the building materials industry for seasonal reasons because results are highly dependent on weather conditions in the individual markets.

Group revenues rose 15% to € 383.9 million. This growth was supported by favorable developments in the North-West Europe and USA segments. In North-West Europe higher sales volumes as well as price adjustments that were implemented at the beginning of the year supported two-digit increases in revenues and earnings. The USA reported continued strength in new residential construction at the start of the year, which was reflected in a moderate rise in sales volumes and higher selling prices and also led to two-digit growth rates in revenues and EBITDA. Despite weather-related declines in sales volumes on markets in the Czech Republic and Slovakia, Central-East Europe was able to record a significant improvement in revenues over the prior year. Higher sales volumes in Poland and Hungary had a positive impact. The earnings decline in this region was triggered by the significantly higher energy costs as well as price increases that were implemented only in the course of the quarter. In the Central-West Europe segment, Italy and Switzerland showed the expected further sound development and Germany also contributed to the improvement in earnings.

EBITDA recorded by the Group rose 2% over the first three months of the previous year to € 55.6 million and EBIT remained stable at € 16.1 million. Profit before tax totaled € 6.5 million, which represents a drop from the prior year value of € 10.3 million. This development was caused by a decline in financial results due to higher interest expenses to finance expansion and a decrease in income from associates. The tax rate was 24.7% compared to 9.9% in 2005. Earnings per share totaled € 0.08, versus € 0.13 for the first quarter of 2005.

Cash Flow

Gross cash flow fell 4% below the prior year level to € 40.7 million because of the decline in profit before tax. Cash flow from operating activities was negative following the usual seasonal increase in working capital during the first quarter, but improved by 27% to € -62.7 million because of the lower growth in inventories compared to the year before. Cash outflows of € 95.9 million for total investments comprise € 72.2 million of growth investments and € 23.7 million of maintenance capex (maintenance, replacement and rationalization).

Asset and Financial Position

Maintenance capex and growth investments made during the first three months increased fixed and financial assets by € 95.9 million. Net debt rose to € 152.1 million on a temporary basis because of investments and the seasonal increase in inventories. Group equity, including minority interest, declined by 1% to € 1,472.3 million, primarily due to negative foreign exchange effects from the Czech krona, Polish zloty and US dollar.

Segments

Central-East Europe

Central-East Europe reported a 10% improvement in revenues over the first quarter of 2005 to € 70.0 million. This growth was supported by a strong rise in sales volumes on markets in Poland and Hungary due to an increase in the demand for bricks, above all during March. The Czech Republic and Slovakia recorded lower revenues because of the unusually long winter. Higher energy costs had a negative impact on earnings as price increases only took effect at the end of the first quarter. As a result, EBITDA fell 32% to € 9.7 million.

Higher sales volumes in Poland and Hungary; weather-related decline in the Czech Republic

Central-West Europe

Revenues in the Central-West Europe segment rose 15% to € 62.1 million, and EBITDA improved 56% to € 3.9 million. Higher demand for bricks in Germany and the resulting growth in revenues and earnings contributed to this development. Additional top line support was provided by the first full-year consolidation of F. v. Müller Dachziegelwerke (clay roof tiles), which was acquired as of April 1, 2005. The brick and roof tile activities in Switzerland and Italy developed as expected, and reported a further rise in revenues and earnings over the high prior year level.

Stronger demand for bricks in Germany; Italy and Switzerland show further improvement

North-West Europe

The North-West Europe segment again served as an important growth driver for the Wienerberger Group, and generated higher revenues and earnings in all countries. Revenues rose 17% to € 176.7 million and EBITDA increased 11% to € 32.6 million. Sales volumes increased or remained stable, and prices were raised in most countries at the start of the year to offset the sharp rise in energy costs. Earnings exceeded the comparable prior year period by a substantial amount, especially in the Netherlands, France and Great Britain. Higher sales volumes of bricks in Belgium also led to a further improvement in EBITDA, while activities in Northern Europe continued to show stable development.

Revenue and earnings growth in all countries of North-West Europe

USA

New residential construction in the USA remained at a high level during the first three months of 2006, although a slight contraction to 1.96 million housing starts was registered in March. The Wienerberger subsidiary General Shale was able to utilize its additional capacity and recorded an increase in both sales volumes and prices. The slightly stronger US dollar in year-on-year comparison also had a positive effect. This segment recorded a plus of 17% in revenues to € 80.0 million and EBITDA growth of 21% to € 14.3 million.

Continued strength in new residential construction leads to higher revenues and earnings in USA

Investments and Other

The Investments and Other segment is comprised primarily of the holding company and related costs as well as the non-core activities of the Wienerberger Group. These activities include real estate and a stove tile plant in Austria. Revenues in this segment rose 11% over the prior year to € 3.9 million and EBITDA declined by € 1.4 million to € -4.9 million, largely as a result of higher holding company costs.

Increase in holding company costs due to expansion

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	1-3/2006	1-3/2005
Revenues	383,946	333,788
Cost of goods sold	-258,026	-222,929
Gross profit	**125,920**	**110,859**
Selling expenses	-86,913	-74,642
Administrative expenses	-29,704	-26,230
Other operating expenses	-4,985	-3,395
Other operating income	11,742	9,543
Amortization of goodwill	0	0
Operating profit before non-recurring items	**16,060**	**16,135**
Non-recurring write-offs and provisions related to restructuring	0	0
Non-recurring income	0	0
Operating profit after non-recurring items	**16,060**	**16,135**
Income from investments in associates	1,945	2,556
Net financing costs	-11,846	-10,267
Other financial results	380	1,864
Financial results	**-9,521**	**-5,847**
Profit before tax	**6,539**	**10,288**
Income taxes	-1,612	-1,014
Profit after tax	**4,927**	**9,273**
Thereof attributable to minority interest	-724	-44
Thereof attributable to equity holders	**5,651**	**9,317**
Adjusted earnings per share before non-recurring items (in EUR)	**0.08**	**0.13**
Earnings per share (in EUR)	**0.08**	**0.13**
Diluted earnings per share (in EUR)	**0.08**	**0.13**

Segment Reporting

1-3/2006 *in TEUR*	Central-East Europe	Central-West Europe	North-West Europe	USA	Investments and Other [1]	Group Eliminations	Wienerberger Group
Revenues	69,956	62,122	176,741	79,955	3,867	-8,695	383,946
EBITDA	9,670	3,948	32,623	14,300	-4,936		55,605
EBIT	-2,975	-4,256	18,798	10,379	-5,886		16,060
Total investments	43,087	10,791	34,713	7,521	105	-295	95,922
Capital employed	633,895	420,419	1,004,876	344,442	22,282		2,425,914
Employees	4,549	1,956	4,172	2,125	169		12,971
1-3/2005							
Revenues	63,763	53,961	150,940	68,308	3,472	-6,656	333,788
EBITDA	14,143	2,508	29,295	11,841	-3,467		54,320
EBIT	1,211	-5,012	15,597	8,582	-4,243		16,135
Total investments	25,357	5,996	13,458	6,915	264		51,990
Capital employed	537,074	379,599	928,453	298,934	43,947		2,188,007
Employees	4,779	1,732	4,233	2,144	144		13,032

1) The Investments and Other segment includes holding company costs

Balance Sheet

in TEUR	**31.3.2006**	**31.12.2005**
ASSETS		
Intangible assets	564,238	563,906
Property, plant and equipment	1,539,095	1,507,125
Investment property	32,649	32,984
Investments in associates	108,249	106,503
Other financial assets	24,605	21,566
Deferred tax assets	69,028	61,355
Non-current assets	**2,337,864**	**2,293,439**
Inventories	482,370	445,879
Trade receivables	229,980	184,407
Other current receivables	108,129	103,567
Securities	25,539	22,402
Cash and cash at bank	185,832	219,876
Current assets	**1,031,850**	**976,131**
Total Assets	**3,369,714**	**3,269,570**
EQUITY AND LIABILITIES		
Issued capital	74,168	74,168
Share premium	415,052	415,052
Retained earnings	1,041,340	1,031,209
Treasury stock	-28,133	-28,133
Translation reserve	-58,843	-38,909
Minority interest	28,703	29,717
Equity	**1,472,287**	**1,483,104**
Employee-related provisions	74,895	75,671
Provisions for deferred taxes	107,067	105,318
Other non-current provisions	52,192	53,463
Long-term financial liabilities	1,043,447	1,091,366
Other non-current liabilities	49,759	51,102
Non-current provisions and liabilities	**1,327,360**	**1,376,920**
Other current provisions	32,817	39,234
Short-term financial liabilities	268,431	97,873
Trade payables	149,152	150,712
Other current liabilities	119,667	121,727
Current provisions and liabilities	**570,067**	**409,546**
Total Equity and Liabilities	**3,369,714**	**3,269,570**

Changes in Equity Statement

in TEUR	**Group**	**Minority interest**	**Total**
Balance on 1.1.2006	**1,453,387**	**29,717**	**1,483,104**
Net profit/minority interest	5,651	-724	4,927
Dividend payments	0	0	0
Currency translation adjustment	-19,752	144	-19,608
Currency translation adjustment to investments in associates	-182	0	-182
Hedging reserves	4,142	0	4,142
Capital increase/decrease	0	0	0
Increase/decrease in minority interest	0	-434	-434
Increase/decrease in treasury stock	0	0	0
Expenses from stock option plans	338	0	338
Other changes	0	0	0

Cash Flow Statement

in TEUR	**1-3/2006**	**1-3/2005**
Profit before tax	6,539	10,288
Depreciation	39,548	38,184
Non-recurring write-offs related to restructuring	0	0
Write-up of fixed and financial assets	-202	0
Increase/decrease in long-term provisions	-888	1,283
Income from associates	-1,945	-2,556
Income/loss from the disposal of fixed and financial assets	-2,018	-1,799
Net financing costs	11,846	10,267
Interest paid	-14,142	-21,386
Interest received	6,701	11,119
Income taxes paid	-4,787	-3,150
Gross cash flow	**40,652**	**42,250**
Increase/decrease in inventories	-35,363	-60,394
Increase/decrease in trade receivables	-44,199	-36,729
Increase/decrease in trade payables	-2,107	-4,716
Increase/decrease in other net current assets	-19,560	-24,049
Changes in non-cash items resulting from foreign exchange translation	-2,085	-2,691
Cash flow from operating activities	**-62,662**	**-86,329**
Proceeds from the sale of assets	7,083	5,579
Purchase of property, plant and equipment and intangible assets	-74,934	-51,990
Payments made for investments in financial assets	-3,056	-10,355
Increase/decrease in securities	1,005	-2,140
Net payments made for the acquisition of companies	-20,988	0
Net proceeds from the sale of companies	0	61
Cash flow from investing activities	**-90,890**	**-58,845**
Increase/decrease in long-term financial liabilities	-61,563	-3,895
Increase/decrease in short-term financial liabilities	180,167	138,992
Dividends paid by Wienerberger AG	0	0
Dividends paid to minority shareholders and other changes in minority capital	625	0
Dividend payments from associates	0	0
Capital increase Wienerberger AG	0	0
Cash inflows from the exercise of stock options	0	0
Purchase of treasury stock	0	-2,274
Cash flow from financing activities	**119,229**	**132,823**
Change in cash and cash at bank	**-34,323**	**-12,351**
Effect of exchange rate fluctuations on cash held	279	1,126
Cash and cash at bank at the beginning of the period	219,876	86,492
Cash and cash at bank at the end of the period	**185,832**	**75,267**
Thereof cash	185,832	75,267

Notes to the Interim Financial Statements

Basis of Preparation

The interim report as of March 31, 2006 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Reporting (IAS 34).

The accounting and valuation methods in effect on December 31, 2005 remain unchanged. Wienerberger records emission rights at an acquisition cost of zero in accordance with the policy used in 2005, which is based on IAS 20 and IAS 38. In keeping with this accounting treatment, the income statement only includes expenses for the required purchase of additional certificates due to insufficient allocation or income from the sale of unused emission rights.

Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all core products within a country. The segment reporting reflects the regional focus of the Wienerberger Group, and remains unchanged since December 31, 2005.

IFRS (IAS) differ from Austrian accounting regulations (Austrian Commercial Code) in the calculation of deferred taxes, the treatment of goodwill arising on acquisitions, the determination of provisions (including employee-related provisions), the valuation of marketable securities, the reporting of extraordinary income and expense, and the reporting of personnel expenses related to stock option plans. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2005, which form the basis for these interim financial statements.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportional basis at 50%. The companies in the Biegonice Group in Poland, which were acquired as of February 1, 2006, were included through full consolidation for the first time.

The comparable prior year period from January 1, 2005 to March 31, 2005 did not include von Müller Dachprodukte GmbH & Co. KG with two clay roof tile plants in Germany, the Danish Petersminde Teglvaerk A/S and a number of brick plants that were acquired through assets deals as well as the brick activities in Russia and Bulgaria.

Changes in the consolidation range increased revenues by TEUR 3,048 and reduced EBITDA by 1,345 for the period from January 1, 2006 to March 31, 2006.

Seasonality

The sales volumes recorded by Wienerberger are lower during the first and last months than at mid-year due to the negative impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Notes to the Income Statement

Group revenues rose by 15% over the first quarter of 2005 to TEUR 383,946. Operating profit before depreciation and amortization (EBITDA) reached TEUR 55,605, which represents an increase of 2% over the prior year value of TEUR 54,320.

The number of shares outstanding totaled 74,167,796 as of March 31, 2006. Treasury stock totaled 935,005 shares as of the balance sheet date, and was deducted in the calculation of earnings per share. The weighted number of shares outstanding from January 1, 2006 to March 31, 2006 was 73,232,791.

Notes to the Cash Flow Statement

The Cash Flow Statement was expanded to better meet the requirements of IAS 7, and profit before tax now forms the starting point. Interest expense and tax payments are shown separately as components of gross cash flow. The necessary adjustments are included under cash flow from operating activities and cash flow from financing activities. Prior year data was adjusted accordingly in the relevant positions.

The change in the hedging reserve through foreign currency swaps during the first quarter of 2005 was reported as part of cash flow from operating activities under changes in non-cash items resulting from foreign exchange translation. The contra item to the hedging reserve was reported as part of cash flow from investing activities under changes in securities, which therefore showed a higher inflow. In accordance with IAS 7, these two effects are treated as non-cash transactions for this quarterly report and are not included in the Cash Flow Statement. This reflects the treatment used in the consolidated financial statements as of December 31, 2005. The Cash Flow Statement for the comparable first quarter of 2005 was adjusted accordingly.

Gross cash flow of TEUR 40,652 for the first quarter of 2006 was approximately 4% below the prior year level. Cash outflows of TEUR 95,922 for investments and acquisitions reflect TEUR 23,748 of maintenance, replacement and rationalization investments (maintenance capex) and TEUR 72,174 of acquisitions and the construction or expansion of plants (growth investments).

Notes to the Balance Sheet

Maintenance capex and growth investments made during the first quarter increased fixed and financial assets by TEUR 95,922. Net debt rose by TEUR 152,076, primarily due to investments and the seasonal rise in inventories. Negative, non-recognized currency translation adjustments of TEUR 19,790 for the first quarter of 2006 were generated chiefly in the Czech Republic, Poland and the USA. The decrease in equity is contrasted with an increase of TEUR 4,142 in the hedging reserve. Profit after tax led to an increase of TEUR 4,927 in equity.

The Managing Board of Wienerberger AG

Vienna, May 2006






W. Reithofer　H. Scheuch　H. Tschuden　J. Windisch

Financial Calendar

May 3, 2006	First Quarter Results for 2006
May 4, 2006	First day of payment for 2005 dividends
August 22, 2006	Results for the First Six Months of 2006: Press and Analysts Conference in Vienna
August 23, 2006	Results for the First Six Months of 2006: Analysts Conference in London
November 8, 2006	Third Quarter Results for 2006
November 9/10, 2006	Capital Markets Day

Information on the Company and the Wienerberger Share

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	communication@wienerberger.com
Internet:	www.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2005
http://annualreport.wienerberger.com

Wienerberger Markets in Europe



22
11
5
Germany
4
Denmark
13
1
3
4
Netherlands
1
Norway
1 1
Sweden
2
Finland
1 1
Estonia
9
Great Britain
13
2 3 3
Poland
9
6
4
Belgium
12
8
Czech Republic
4 3 4
France
3 2 1
Slovakia
2 2
Switzerland
8
5
1 2
Austria
2 2
Romania
1
Bulgaria
5
Italy
15
6
2
Hungary
1
Macedonia
2 2
Slovenia
1
Serbia and Montenegro
3
1 1
Croatia

Market positions

1 *Hollow and/or facing bricks*

Number of plants

Hollow bricks

Presence and Market Positions

Wienerberger is the only international producer of bricks and roof tiles, with a total of 236 plants in 24 countries and 6 export markets. We focus on our core areas of expertise and work steadily to strengthen our geographic portfolio. In this way, we are able to offset fluctuations on individual markets. We don't want to be everywhere – our objective is to develop strong positions in the markets in which we are active. This includes further expansion in the east as well as consolidation in the west.

Wienerberger Markets in the USA

Pennsylvania 1
Ohio
Wisconsin 5
3 *Michigan* 1
New York 3
New Jersey 3
1 1 *Indiana* 1
Delaware
Maryland 1
Illinois 3
West Virginia 1
2 *Kentucky* 1
Virginia 2 4
North Carolina 3 5
3 2 6 *Tennessee* 1
South Carolina 3
2 *Mississippi* 6
Georgia 2
Florida 3
1 *Alabama* 4

Status: April 2006

Market positions

1 *Facing bricks*



Number of sites
Facing bricks
Concrete products
Distribution outlets
3
2
1

